May 23, 2025

Cheng Ka Ki
Chief Executive Officer
C&K Group Ltd
Flat 3309-11, 33/F, Tower 5, The Gateway, No. 15 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

       Re: C&K Group Ltd
           Draft Registration Statement on Form F-1
           Submitted on April 29, 2025
           CIK 0002054947
Dear Cheng Ka Ki:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted on April 29, 2025
General

1. We note that your dual class share structure creates disparate voting rights for Class A ordinary shareholders. Please revise your prospectus summary to highlight your dual-
       class capital structure, addressing the disparate voting rights of the Class A and Class
       B ordinary shares. In an appropriate section, clarify whether there are any circumstances or events in which the conversion of the Class B ordinary shares is mandatory or optional; if so, describe them and any resulting impact on remaining shareholders. Please include a risk factor acknowledging that your dual class share structure will limit the ability of your shareholders to influence corporate matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of significant corporate transactions. Further,
 May 23, 2025
Page 2

       your risk factor should acknowledge that your dual class structure may have anti-
       takeover effects that limit the possibility of a change of control transaction, even when most shareholders may consider that transaction to be in their best interest. Please also address how future issuances of high-vote shares may be dilutive to low-vote shareholders.
Cover Page

2. Please state on your Cover Page whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
Risk Factors, page 19

3. We note your cross reference on page 16 of the Summary referencing the Risk Factor
       titled "As a    controlled company    under the rules of the Nasdaq
Capital Market,
       C&K Group may choose to exempt our company from certain corporate governance
       requirements that could have an adverse effect on C&K Group   s public
       shareholders.    However, this Risk Factor does not appear in the
registration
       statement. Please provide a risk factor to address the potential risks associated with being a controlled company under Nasdaq rules.
Industry
Intellectual Property, page 80

4. We note your disclosure that you hold trademarks. Please revise to identify and disclose the duration of your trademarks. Refer to Item 101(h)(4)(vii) of Regulation S-
       K.
Principal Shareholders, page 93

5. Please include the ownership share of Prosper Spring Group Limited in the table.
       Additionally, we note your disclosure that you have 11 shareholders of record, however only Ka Ki Cheng is reflected in the beneficial ownership table, holding
       43.8% of the Class A Ordinary Shares. Please include any shareholders of record that hold 5% or more of the beneficial ownership of the Class A Ordinary Shares, or advise.
Exhibits

6.     Please file material contracts required by Item 601(b)(10) of Regulation
S-K as
       exhibits to your registration statement. In this regard, we note references to a share exchange agreement, a sale and purchase agreement and a lease.
 May 23, 2025
Page 3

       Please contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Anna Wang